DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Ed Batts
ed.batts@dlapiper.com
T 650.833.2073
F 650.687.1106

April 29, 2013

VIA EDGAR, FAX AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attention:  Ms. Peggy Kim, Special Counsel

Re:                             JDS Uniphase Corporation

Schedule TO-I

Filed April 18, 2013

File No. 005-44729

Dear Ms. Kim:

On behalf of JDS Uniphase Corporation (“JDSU”), this letter responds to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to us dated April 26, 2013 in relation to the Company’s Schedule TO-I filed on April 18, 2013 (the “Schedule TO”).  For your convenience, the paragraphs in italics below restate the numbered paragraphs in the Staff’s comment letter.  The discussion below each such paragraph are JDSU’s responses to the Staff’s comments.

Schedule TO-I, filed April 18, 2013

Can JDSU redeem the Notes?, page 5

1.              We note the disclosure states that the issuer may redeem Notes on or after May 20, 2013, which is only the third business day after May 15, 2013, the expiration date of the put option tender offer.  Please revise or advise us as to how you are complying with Rule 13e-4(f)(6).

Company Response:  JDSU is contractually prevented from exercising its call right to redeem any of the Notes within the Rule 13e-4(f)(6) specified 10-business day period following the expiration of the put option tender offer on May 15, 2013 (the “Expiration”).  Under the Indenture between JDSU and the Bank of New York Trust Company, N.A. which governs the Notes, JDSU is required to provide no less than 30 days’ notice to the holders of the Notes of JDSU’s intent to exercise its redemption right.  It has not provided such notice and therefore such notice period would expire after the end of the 10-business day period following the Expiration.  In Section 2.6 of the Schedule TO (see “Redemption,” page 9), JDSU discloses that it is contemplating whether to redeem any of the Notes that are not surrendered pursuant to the put option tender offer.  To date, JDSU has not elected to exercise its redemption right and continues to consider such an option, and this letter should serve as confirmation that JDSU will not redeem any of the Notes during the 10-business day period following the Expiration.

Exhibit (a)(5)(A)

2.              Please revise to omit the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbor is not available for statements made in connection with a tender offer.  Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Please also refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to this offer.

Company Response:  Pursuant to a discussion between you and David Richardson of DLA Piper LLP (US) on Friday, April 26, 2013, it is our understanding that since the press release, a copy of which is attached to the Schedule TO as Exhibit (a)(5)(A), was already issued on April 18, 2013, an amendment to Exhibit (a)(5)(A) is not required at this time.  However, on behalf of JDSU, we would confirm that in all future statements made by JDSU in connection with this tender offer, JDSU shall exclude references to the forward-looking statement safe harbors under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision.

JDSU does not propose to make any amendments to the Schedule TO at this time in response to the Staff comments unless advised to the contrary by the Staff.

*              *              *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  If you have any questions regarding the Amendment or the Company’s other filings, please feel free to contact my colleague David Richardson at (916) 930.3256 or David.Richardson@dlapiper.com or the undersigned at (650) 833.2073.

Very truly yours,

/s/ Ed Batts
Ed Batts
Partner
DLA Piper LLP (US)

cc:	Andrew Pollack (JDSU)
Judy Hamel (JDSU)
Ann Lawrence (DLA Piper)
David Richardson (DLA Piper)